October 11, 2005

Mr. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

 Re:      Kinetek, Inc.

            Form 10-K for the year ended December 31, 2004

            Filed March 24, 2005

            File No. 333-19257

Dear Mr. Webb,

I am in receipt of your letter dated September 26, 2005, which contains comments regarding the Form 10-K filed by Kinetek, Inc. for the Fiscal Year ending December 31, 2004. We have carefully considered your comments and offer our responses below.

1.    Revenue Recognition, page 26

Staff Comment:

Your disclosure regarding revenue recognition is too vague. Please expand future filings to describe your revenue recognition practices in greater detail. To the extent that policy differs among significant product lines, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors and direct sales force. As applicable, your disclosures herein in future filings should include details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Response:

The Company has carefully reviewed the revenue recognition policies of each of its subsidiaries, with consideration for each of the characteristics cited in the Staff Comment. We agree with the suggestion that the Revenue Recognition footnote can be expanded to provide more detail to the reader, and will do so in future filings, beginning with the Form 10-Q for the period ended September 30, 2005.

2.    Section 906 Certifications

Staff Comment:

Please amend your 2004 Form 10-K and 2005 Form 10-Q's to include the certifications required by Section 906 of the Sarbanes Oxley Act that include the date and the signature of the certifying officers. We refer you to Question 9 of the FAQ Sarbanes Oxley Act of 2002, dated November 8, 2002.

Response:

The Company has reviewed Rules 15d-14 and 15d-15 and the staff's response to Question 9 of the FAQ Sarbanes Oxley Act of 2002, dated November 8, 2002.  The Company is not subject to Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and is not required to file reports under Section 13(a) of the Exchange Act. The Company files its reports voluntarily pursuant to an indenture covenant.  The Company believes, therefore, that the above rules do not apply to its filings, notwithstanding the staff's informal guidance referred to above.  Nevertheless, the Company will include the certification required by Section 906 of the Sarbanes Oxley Act in its periodic reports in the future, beginning with the Form 10-Q for the period ended September 30, 2005.

Kinetek, Inc. hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly if you have further questions or comments regarding the filings of Kinetek, Inc.

Sincerely,

Daniel Drury
Chief Financial Officer
Kinetek, Inc.